United States

Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12771

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

2829 Guardian Lane, Virginia Beach, Virginia 23452

(Full title of plan and address of the plan,

if different from that of the issuer named below)

Science Applications International Corporation

10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the AMSEC Retirement Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

DATE: June 27, 2006	/s/ JOANNE T. BROOKS
Joanne T. Brooks
Chair, AMSEC Retirement Committee

AMSEC Employees 401(k) Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee

AMSEC Employees 401(k) Profit Sharing Plan

Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 3 to the financial statements, the 2005 and 2004 financial statements include Class A Common Stock of Science Applications International Corporation valued at $42,550,154 (25 percent of net assets) and $29,072,330 (24 percent of net assets), respectively, whose values have been determined by the Plan in the absence of readily ascertainable market values. We have examined the procedures used by the Plan in determining the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those values may differ significantly from the values that would have been used had a public market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 26, 2006

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
INVESTMENTS—at fair value:
SAIC Class A Common Stock	$42,550,154	$29,072,330
Mutual funds	122,619,417	90,913,954
Participant loans	3,825,427	2,705,682

Total investments	168,994,998	122,691,966

RECEIVABLES
Employer contributions	580,327	570,795
Participant contributions	672,660	—

Total receivables	1,252,987	570,795

NET ASSETS AVAILABLE FOR BENEFITS	$170,247,985	$123,262,761

See notes to financial statements.

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS
NET INVESTMENT GAIN:
Net appreciation in fair value of investments	$7,747,776	$10,646,130
Interest and dividends	3,959,349	1,827,556

Total net investment gain	11,707,125	12,473,686

CONTRIBUTIONS:
Rollovers	27,280,553	1,700,570
Employee contributions	16,949,613	14,660,125
Employer contributions	4,323,480	3,247,276

Total contributions	48,553,646	19,607,971

Total additions	60,260,771	32,081,657

DEDUCTIONS
Distributions to participants	13,271,397	6,654,646
Assets transferred out	—	58,227
Other deductions	4,150	1,540

Total deductions	13,275,547	6,714,413

NET ASSET INCREASE	46,985,224	25,367,244
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	123,262,761	97,895,517

End of year	$170,247,985	$123,262,761

See notes to financial statements.

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

General—AMSEC LLC (the “Company”, “Plan Sponsor”) is a joint venture between AMSEC Corporation, a wholly-owned subsidiary of Science Applications International Corporation (“SAIC”) and Fleet Services Holding Corporation, a wholly-owned subsidiary of Northrop Grumman Newport News (“NGNN”). The AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The authority to control and manage the operation and administration of the Plan is vested in the Company who is named fiduciary for purposes of Section 402(a) of ERISA. AMSEC Retirement Committee (the “Committee”) has the responsibility for the day-to-day administration and operation of the Plan.

On October 14, 2003, the Company entered into an Agreement and Plan of Merger with the shareholders of Eagan McAllister Associates, Inc. (“EMA”), a Maryland Corporation, to acquire all of the shares of stock of EMA. The plan of merger was executed and EMA became a wholly-owned subsidiary of the Company on December 1, 2003. As per the Agreement and Plan of Merger, the EMA Board of Directors approved the termination of the EMA 401(k) Plan as of the closing date of the acquisition and allowed EMA’s employees to rollover their balances into the Plan. Effective November 15, 2005, remaining EMA 401(k) Plan assets were transferred into the Plan.

Participation—Generally, employees of the Company are eligible to participate immediately upon commencing employment.

Contributions—The Plan permits participants to elect to defer a percentage of their eligible compensation as allowable under the Plan, up to $14,000 and $13,000 for 2005 and 2004, respectively. For 2005, the maximum percentage salary deferral limit was 50% of eligible compensation for all employees. For 2004, the maximum percentage salary deferral limit through June 30, 2004 was 90% of eligible compensation for legacy employees of Planning Consultants, Incorporated (“PCI”), and 25% of eligible compensation for all other employees. Effective July 1, 2004, the maximum percentage salary deferral limit was amended to 50% of eligible compensation for all employees, including PCI legacy employees. In addition, a participant who has attained age 50 before the last day of the Plan Year may be eligible to make an additional catch-up contribution. The maximum amount of catch-up contribution for 2005 and 2004 was $4,000 and $3,000, respectively. The combined salary deferral and catch-up contributions may not exceed 75% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Matching contributions are made quarterly and allocated on the last day of the calendar quarter to those eligible employees who made salary deferrals for the quarter and who were performing duties as wage-earning employees on the last day of such quarter, and to those eligible employees who died, retired or became disabled during such Plan Year. Matching contributions to the Plan by the Company are discretionary. Matching contributions equated during 2005 to 40% match of the first $5,000 of salary deferrals, to a maximum of $2,000, for all participants.

Matching contributions equated during 2004 to either:

•	50% match of the first 8% of annual salary the participant contributed if the participant was a former NGNN employee who was eligible to participate in the Newport News Shipbuilding (“NNS”) 401(k) Plan; or

•	100% match of the first 2% of annual salary and 50% match of the second 2% of annual salary the participant contributed if the participant was an employee of PCI prior to the acquisition by AMSEC and was eligible to participate in the PCI Savings Plan; or

•	30% match of the first $5,000 of salary deferrals, to a maximum of $1,500, for all other participants.

Company matching contributions are allocated 50% to the SAIC Non Exchangeable Stock Fund and 50% to the participants’ investment choices. Participants’ accounts are adjusted quarterly for the Company’s matching contributions. The Company may elect to make additional discretionary contributions to the Plan. The Company made additional discretionary contributions for the years ended December 31, 2005 and 2004 of $281,823 and $116,001, respectively, for the sole purpose of the employee receiving a special contract contribution to meet fringe calculations specified by the McNamara-O’Hara Service Contract Act.

Investment Funds—Participants could direct the investment of their contributions in any combination of 19 mutual funds. In addition, participants may also invest in SAIC Class A Common Stock via the SAIC Stock Purchase Fund which is a temporary holding fund designed to hold participant and Company contributions until the following SAIC Common Stock limited market trade or retirement plans trade conducted directly with the Company (see Note 2). Pending the trade, the contributions are invested in the Vanguard Prime Money Market Fund. At each trade, balances from the fund are transferred into custom funds designed to hold SAIC Common Stock (the “SAIC Stock Funds”).

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with SAIC, the Plan allows up to five years for participants to transfer their balances in either of the SAIC Stock Funds first, to the Vanguard Prime Money Market Fund then to any one or more of the mutual funds offered by the Plan. If no election is made, investments in SAIC Stock Funds will transfer automatically to the Vanguard Prime Money Market Fund.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, and if eligible, the Company’s contributions in accordance with provisions of the Plan. Participant accounts also reflect withdrawals and changes in account balances resulting from investment gains and losses. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting—A participant’s interest in each of the participant’s accounts is 100% vested at all times.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. The SAIC Stock Funds balances may be used for purposes of determining the vested account balance, but the loan amount may only be withdrawn from the other fund options. The maximum loan term is generally five years, except for a principal residence loan, as defined in the Plan documents, which is twenty-five years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percentage point at the time funds are borrowed. Currently, the Plan has outstanding loans with interest rates ranging from 2.90% to 8.75%, with projected maturity dates ranging from January 2006 through January 2031. Principal and interest are paid ratably through biweekly payroll deductions.

Distributions to Participants—Participants may receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability, or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the financial hardship falls within the Safe Harbor Rules as specified by the Internal Revenue Service. An unlimited number of withdrawals are allowed after age 59-1/2 and from any prior rollover accounts.

2.	INVESTMENT IN SAIC COMMON STOCK

Proposed Merger and Initial Public Offering—On September 1, 2005, SAIC, Inc., a wholly-owned subsidiary of SAIC, filed a registration statement on Form S-1 with the Securities and Exchange Commission (“SEC”) for an initial public offering of common stock (the “public offering”). In addition, SAIC, Inc. filed with the SEC a registration statement on Form S-4 and SAIC expects to deliver to its stockholders a proxy statement/prospectus to obtain stockholder approval of a merger agreement pursuant to which SAIC would become a wholly-owned subsidiary of SAIC, Inc. In the merger, each share of the Class A common stock of SAIC would be converted into the right to receive two shares of Class A preferred stock of SAIC, Inc., and subject to the exercise or appraisal rights, each share of Class B common stock of SAIC would be converted into the right to receive 40 shares of Class A preferred stock of SAIC, Inc. If the merger is completed, the new common stock of SAIC, Inc. would have the same economic rights as the new Class A preferred stock but would be entitled to one vote per share while the new Class A preferred stock would be entitled to 10 votes per share. After the merger, SAIC, Inc. intends to offer its shares of common stock to the public. As a publicly traded company, SAIC, Inc. would have no right of first refusal on transfers of the new Class A preferred stock or the new common stock and no right to repurchase those shares upon termination of affiliation of an employee, director or consultant. Subject to stockholder approval of the merger agreement, satisfactory market conditions and other factors, SAIC intends to complete the merger and the public offering in the fall of 2006. In conjunction with the proposed public offering, SAIC’s Board of Directors expects to declare a special dividend that would be paid to the holders of SAIC’s common stock as of a record date that would be set by the SAIC Board of Directors. Payment would be conditioned upon completion of the public offering and it is anticipated that the dividend would be paid within 25 days after the completion of the public offering.

Determination of Stock Price—The price of the SAIC Common Stock is determined by SAIC’s Board of Directors by using a valuation process that includes input from an independent appraisal firm and a stock price formula adopted by the SAIC Board. The stock price remains in effect until subsequently changed. The SAIC Board of Directors has historically reviewed the stock price at least four times each year, generally during its regularly scheduled board meetings, approximately one week before the four predetermined trade dates. Due to the uncertainty of the completion date of the proposed public offering, the limited market trades and retirement plan transactions have not occurred on a regular basis and the stock price has only been reviewed by the SAIC Board of Directors as necessary to support such trades. When a trade does occur, the SAIC Board of Directors reviews the stock price during the period between a board meeting and the trade date to determine whether the stock price continues to represent a fair market value, and if necessary, modifies the price. The SAIC Board of Directors sets the stock at a price it believes represents fair market value; however, the stock price may not represent the value that would be obtained if the stock were publicly traded. After the SAIC Board has established the stock price, the appraiser reviews the price and provides an opinion letter to the SAIC Board of Directors and the Committee as to whether the stock price appears to reflect the fair market value of the SAIC Common Stock.

Purchases of SAIC Common Stock—The Plan is not permitted to purchase shares of SAIC Common Stock unless the stock price that is established by the SAIC Board of Directors is determined by the Committee, in reliance on an appraisal by the independent appraiser, among other factors, to be the fair market value of the shares. If the Plan is not permitted to purchase shares of SAIC Common Stock, the liquidity of the SAIC Common Stock and the stock price could be adversely impacted.

SAIC Stock Funds—All amounts in the SAIC Stock Funds are invested in SAIC Common Stock, except for estimated cash reserves which are primarily used to provide future benefit distributions, future investment exchanges and other cash needs. Cash remaining after accounting for estimated cash reserves generally will be used to purchase SAIC Common Stock at the stock price then in effect. Shares purchased by the Plan may be acquired in the SAIC limited market or purchased from SAIC. Shares of SAIC Common Stock purchased by the Plan subsequent to the September 1, 2005 announcement of SAIC’s intention to conduct a public offering were purchased in trades conducted directly with SAIC on October 14, 2005 and December 30, 2005. If there are not enough cash reserves in the SAIC Stock Funds to provide benefit distributions and/or investment exchanges, shares held by the SAIC Stock Funds will be offered to SAIC for purchase. In the event SAIC declines to purchase shares, the Plan can offer shares for sale in the SAIC limited market. Exchanges out of the SAIC Stock Funds may be postponed until the time, if ever, that there is enough cash to make required benefit distributions and provide for investment exchanges. Accordingly, exchanges of SAIC Common Stock held in the SAIC Stock Funds may be restricted.

SAIC Limited Market—There is no public market for the SAIC Common Stock. A limited market maintained by SAIC’s wholly owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer the SAIC Common Stock for sale on predetermined trade dates at the price determined by the SAIC Board of Directors. Subject to certain legal and contractual restrictions, SAIC is currently authorized, but not obligated, to purchase shares of SAIC Common Stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and SAIC, in its discretion, determines to make such purchases. SAIC has purchased a significant amount of the SAIC Common Stock in the limited market during recent periods. SAIC’s purchases during 2005 and 2004 balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers.

Historically, there have been four trade dates each year. However, a scheduled trade date could be postponed or cancelled. When SAIC announced its intention to conduct a public offering in September 2005, it postponed a limited market trade originally scheduled for September 2005 to October 2005, and also stated at that time that it believed the October 2005 trade would be the last one conducted before completion of the public offering. However, after a December 2005 postponement of the special meeting of stockholders and a delay in the public offering schedule, SAIC conducted a limited market trade in January 2006.

SAIC currently plans to complete the public offering in the fall of 2006, and a limited market trade has been scheduled for June 30, 2006. If the public offering is completed on the current schedule, the June 2006 limited market trade would be the last limited market trade. If, however, the public offering is postponed, SAIC intends to conduct a limited market trade at the same time as the retirement plans trades until the public offering process recommences. In addition to the trades currently scheduled for June 30, 2006 (retirement plans and limited market trades), a retirement plans trade has been scheduled for October 27, 2006 and at least three additional dates for retirement plans trades will be announced at which a limited market trade also may be held if the public offering is postponed.

In these trades, the retirement plans may offer to buy or sell shares in accordance with the terms of the plans. In addition, SAIC intends to conduct four scheduled trades directly between SAIC and its retirement plans following completion of the public offering in which the retirement plans may offer to buy or sell shares in accordance with the terms of the plans. In all these retirement plan trades, SAIC will have the right, but not the obligation, to buy the net balance of shares offered by the retirement plans. In addition, following the public offering, the retirement plans would have the opportunity to convert shares of Class A preferred stock of SAIC, Inc. into common stock of SAIC, Inc. and sell those shares into the public market to the extent permissible under the transfer restrictions on the Class A preferred stock of SAIC, Inc.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation—Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices.

Investment in SAIC Common Stock— The fair value of SAIC Common Stock is based upon the latest price set by the SAIC Board of Directors prior to December 31 of each year (see Note 2). The value of SAIC Common Stock as of December 31, 2005, was based upon a price of $43.92 per share, representing the price set by the SAIC Board of Directors on December 23, 2005. The value of the SAIC Common Stock as of December 31, 2004, was based upon a price of $38.14 per share, representing the price set by the SAIC Board of Directors on October 8, 2004. The Committee has received opinions from the independent appraisal firm that price of the SAIC Common Stock appears to reflect the fair market value as of the respective valuation dates. The appraiser’s opinion for the December 23, 2005 and October 8, 2004, values assume SAIC will purchase sufficient shares in the subsequent trades to cause the trades to be fully subscribed and that the shareholders will be able to sell all shares offered for sale in those trades. While SAIC is not obligated to purchase shares, it did purchase sufficient shares in the December 2005 and October 2004 trades to satisfy all offers to sell shares. In the absence of readily ascertainable market values, the Plan has utilized the stock prices set by the SAIC Board of Directors in December 2005 and October 2004 in recording the fair value of the SAIC Common Stock in the accompanying financial statements as of December 31, 2005 and 2004, respectively. Because of the nature of the limited market trading process and other relevant valuation data, the Plan believes that the December 23, 2005 and October 8, 2004 prices are representative of the fair value of the shares at December 31, 2005 and 2004, respectively.

Investment Gains and Losses—The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $39,104 and $348,726 at December 31, 2005 and 2004, respectively.

4.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s assets at December 31, 2005 and 2004 are separately identified below.

	2005	2004
Mutual funds:
American Funds Growth Fund of America	$8,774,736	$6,666,285
Vanguard 500 Index Trust	22,951,795	20,935,227
Vanguard Life Strategy Moderate Growth Fund	9,981,381	—
Vanguard Prime Money Market Fund	16,407,849	13,615,214
Vanguard Windsor Fund	11,729,748	10,609,133
Other funds	56,599,335	41,793,777
SAIC Class A Common Stock Funds	42,550,154	29,072,330

	$168,994,998	$122,691,966

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$3,259,898	$6,207,024
SAIC Class A Common Stock	4,487,878	4,439,106

Net appreciation in fair value	$7,747,776	$10,646,130

5.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

	December 31,
	2005	2004
Investments, at fair value:
SAIC Non-Exchangeable Stock Fund	$6,851,901	$4,518,442

	Year Ended December 31,
	2005	2004
Changes in non-participant directed investments:
Net appreciation of investments	$730,414	$560,463
Interfund transfer in	2,006,472	1,445,375
Distributions to participants	(403,427)	(193,852)

Total	$2,333,459	$1,811,986

Portion of the total assets transferred into the Plan relating to the termination of the EMA 401(k) plan is deemed to be non-participant directed investment. Total asset balance of $3,718,857 held by former EMA 401(k) plan participants who did not respond or provide roll over instructions were rolled over to the Plan by the Company to the Vanguard Prime Money Market Fund.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For 2005 and 2004 the Vanguard Plan administrative fees were $31,500 each year. For 2005 and 2004, the Vanguard Non-Discrimination Testing fees were $11,875 and $10,750, respectively.

At December 31, 2005 and 2004, the Plan held 968,810 and 762,253 shares, respectively, of Class A Common Stock of SAIC, the member of the Plan sponsor, with a cost basis of $29,992,182 and $20,088,814, respectively.

7.	FEDERAL INCOME TAX STATUS

The Plan received its latest determination letter from the Internal Revenue Service dated November 9, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter (see Note 9). However, the Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

9.	PLAN AMENDMENTS

The following administrative changes and amendments to the Plan were approved and effective during 2005:

•	Effective January 1, 2005, the Plan was amended increasing the employer matching contribution on salary deferrals to 40% of the first $5,000 of salary deferral, to a maximum of $2,000, for all participants.

•	Effective March 23, 2005, an Automatic Rollover Agreement has been entered into between the Company and Vanguard to select Vanguard as the individual retirement plan (“IRA”) provider to receive automatic rollovers of mandatory distributions described in section 401(a)(31)(B) of the Code in a manner consistent with Department of Labor regulation section 2550.404a-2. Vanguard agrees to establish a Vanguard IRA to receive an automatic rollover of a mandatory distribution in excess of $1,000, but less than or equal to $5,000, on behalf of any former Plan participant.

The following amendments to the Plan were approved and effective during 2004:

•	Effective January 1, 2004, the following administrative changes to the employer matching contribution on salary deferrals were made:

•	50% match of the first 8% of annual salary the participant contributed if the participant was a former NGNN employees who transferred to AMSEC LLC and were eligible to participate in the NNS 401(k) Plan;

•	100% match of first 2% of salary deferrals, and 50% match of second 2% of salary deferrals for all participants who were employees of PCI and were eligible to participate in the PCI Savings Plan;

•	30% match of the first $5,000 of salary deferrals, to a maximum of $1,500, for all participants excluding (i) former NGNN employees who were eligible to participate in the NNS 401(k) Plan and transferred to AMSEC LLC (ii) participants who were employees of PCI and were eligible to participate in the PCI Savings Plan.

•	Effective January 1, 2004, the Plan was amended to allow for employees to defer up to 75% of compensation as a catch-up contribution, after taking into account any elective deferrals.

•	Effective July 1, 2004:

•	The Plan was amended to establish that the amount of a participant’s compensation that may be deferred shall be a percentage of the participant’s compensation not to exceed 50%.

•	The Plan was amended to allow for any charges associated with processing a qualified domestic relations order being charged to the account of the participant; provided, however, that if a qualified domestic relations order so provides, such expenses may instead be charged to the non-employee’s share of the participant’s account or divided equally between the participant and the non-employee party but charged to the participant’s account.

The following amendments to the Plan were approved during 2003 and effective January 1, 2004:

•	Effective January 1, 2004, employer profit sharing contributions and additional company contributions were allowed as designated by a subsidiary or division of AMSEC LLC;

•	Effective January 1, 2004, the Company was permitted to make special contract contributions for the purpose of meeting the fringe calculations specified in the Service Contract Act (“SCA”). The Company was permitted to establish an employee account for the sole purpose of the employee receiving a special contract contribution.

10.	SUBSEQUENT EVENTS

The following amendments to the Plan were approved and effective during 2006 (terms not defined herein are defined in the Plan):

•	Effective January 1, 2006:

•	Section 2.18 was amended to define Company Stock as both Class A Common Stock, par value $.01 per share and Class B Common Stock, par value $.05 per share of Science Applications International Corporation, or any other security of Science Applications International Corporation or its ultimate parent corporation, if any, designated as Company Stock by the Committee, including Preferred Stock.

•	Section 2.18 was amended to define Company Stock as consisting of the “Exchangeable Company Stock Subaccount,” and the “Non-Exchangeable Company Stock Subaccount”. The “Exchangeable Company Stock Subaccount” is to be credited with participant contribution directed to be invested in Company Stock as well as company contribution to the Plan specified as subject to investment direction by Plan Participants. All other Company Stock shall be credited to the Non-Exchangeable Company Subaccount.

•	Section 2.57(a) was added to define Preferred Stock to mean preferred stock of Science Applications International Corporation or its ultimate parent corporation convertible into Company Stock in accordance with the rules set forth in Section 409(l) of the Code.

•	Section 2.59(a) was amended to define the “Quarterly Trade Date” to mean if there is a “limited market” for the Company Stock, one of the four predetermined times in each calendar year (one each calendar quarter) during which Company Stock may be bought or sold in accordance with the terms and conditions of the “limited market” as set forth in a prospectus prepared by Science Applications International Corporation or its ultimate parent corporation for the Plan. If there is no “limited market” for the Company Stock, the four predetermined date(s) in each calendar year (one each quarter) during which Science Applications International Corporation or its ultimate parent corporation, in its sole discretion, elects to conduct a transaction with respect to the assets of the Plan. If Company Stock is readily tradable on an established securities market (or is Preferred Stock convertible into Company Stock that is readily tradable on an established securities market), then rules established by Science Applications International Corporation or its ultimate parent corporation may designate any or all business days as “Trade Dates;” however, in no event shall such Trade Dates be set any less frequently than four predetermined times per calendar year (one each calendar quarter).

•	Section 4.6(a) was amended whereby the Committee shall establish rules setting forth the extent to which Participants may determine the manner in which their Accounts (other than

Company Stock credited to the Non-Exchangeable Company Stock Subaccount) may be invested, establish a choice of investment alternatives from which each Participant may select in determining the manner in which the applicable portions of his Plan Accounts will be invested, prescribe procedures for investment of amounts (other than Company Stock credited to the Non-Exchangeable Company Stock Subaccount) allocated to an Alternate Payee Account. To the extent permitted under rules established by the Committee, a Participant may direct that Company Contributions (other than Company Stock credited to the Non-Exchangeable Company Stock Subaccount) be invested all or in part in a Company Stock fund within the Trust. Company Stock credited to the Non-Exchangeable Company Stock Subaccount shall not be subject to the direction of investments by Participants except as provided in Section 4.6(g) with respect to Participants who are no longer Employees. Fifty percent (50%) of a Participant’s Company Matching Contributions shall be invested in the Non-Exchangeable Company Stock Subaccount. Neither the Committee nor the Trustee shall cause such Company Stock to be invested other than as provided in Section 4.6(g).

•	Section 4.6(g) was added to establish that the Non-Exchangeable Company Stock Subaccount shall be invested exclusively in Company Stock (subject only to the power to hold cash pending immediate distribution to Participants, Beneficiaries, and Alternate Payees), and until the Participant whose Account is credited with such Company Stock ceases to be an Employee shall not be transferred to any other investment alternative, except as otherwise expressly provided in this Plan. Notwithstanding any other provisions of the Plan, no fiduciary (including but not limited to the Committee and the Trustees) shall have the authority or duty to cause any Company Stock credited to the Non-Exchangeable Company Stock Subaccount to be invested other than in Company Stock (except for cash held pending immediate distribution to Participants, Beneficiaries, or Alternate Payees).

•	Effective May 15, 2006, Section 4.6(h) was added to allow each Plan Participant to direct for the Quarterly Trade Date occurring on or about June 30, 2006 or any postponement thereof (and for no other Quarterly Trade Date), that amounts credited to the Non-Exchangeable Company Stock Account on the Participant’s behalf as of such Quarterly Trade Date be invested all or in any part in an investment alternative offered under the Plan other than the Company Stock fund.

•	Effective June 1, 2006:

•	Subsection 8.3(b)(i) was amended to establish the criteria by which the distribution will be deemed to be made on account of immediate and heavy financial need of the employee.

•	Section 8.6 was amended to establish the distribution payment in the form of cash lump sum, direct rollover or Company Stock.

On March 10, 2006, discretionary profit sharing contributions of $77,914 were made for the legacy employees of PCI.

11.	RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

•	The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2005	2004
Net assets available for benefits per the financial statements	$170,247,985	$123,262,761
Distribution payable	(39,104)	(348,726)

	$170,208,881	$122,914,035

The following is a reconciliation of claims paid per the financial statements to the Form 5500:

Year Ended December 31, 2005
Distributions to participants per the financial statements	$13,271,397
Add: amounts payable at December 31, 2005	39,104
Less: amounts payable at December 31, 2004	(348,726)

Distributions to participants per Form 5500	$12,961,775

* * * * * *

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral	Cost	Current Value
*	SAIC Exchangeable Stock Fund	Company Stock	**	$35,698,253
*	SAIC Non-Exchangeable Stock Fund	Company Stock	$5,456,983	6,851,901
	American Funds Growth Fund America	Mutual Fund	**	8,774,736
	Columbia Acorn Fund	Mutual Fund	**	4,286,465
	PIMCO Total Return	Mutual Fund	**	1,050,511
	T Rowe Mid Cap Growth Fund	Mutual Fund	**	1,963,910
*	Vanguard 500 Index Fund	Mutual Fund	**	22,951,795
*	Vanguard Growth and Income Fund	Mutual Fund	**	2,177
*	Vanguard International Growth Fund	Mutual Fund	**	5,532,287
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	3,761,534
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	5,451,820
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	9,981,381
*	Vanguard Mid-Cap Index Fund	Mutual Fund	**	7,586,425
*	Vanguard Prime Money Market Fund	Mutual Fund	**	16,416,127
*	Vanguard Short-Term Bond Index Fund	Mutual Fund	**	2,062,006
*	Vanguard Small-Cap Index Fund	Mutual Fund	**	6,844,227
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	5,763,708
*	Vanguard Total International Stock Index Fund	Mutual Fund	**	2,231,835
*	Vanguard Wellesley Income Fund	Mutual Fund	**	6,228,219
*	Vanguard Windsor Fund	Mutual Fund	**	11,729,748
*	SAIC Stock Purchase Fund	Mutual Fund	**	506
*	Participant Loans	Interest rates from 2.90% to 8.75%; maturities from January 2006 to January 2031	**	3,825,427

	TOTAL INVESTMENTS			$168,994,998

*	Party-in-interest

**	Not applicable—participant-directed investment

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP